SBARRA ELECTED CHAIRMAN, CEO OF MULTIMEDIA, INC.

     GREENVILLE, S.C. - JUNE 16, 1994 -- Multimedia, Inc. today announced that its board of directors had elected Donald D. Sbarra as chairman and chief executive officer, effective immediately. Sbarra succeeds Walter E. Bartlett, who had served as the Company's chairman, president and chief executive officer.

     The Company said on June 13 that Bartlett had indicated his intention to retire and to recommend the election of Sbarra to the board's nominating committee.

     Sbarra joined Multimedia in 1981 as president of the Cable Division. He was elected senior vice president of the Company in October 1987 and a member of Multimedia's board of directors in 1988. In December 1993 Sbarra took the position of senior vice president of operations for Multimedia and has since been responsible for the operating divisions of the Company.

     Multimedia, Inc. is a diversified media communications company headquartered in Greenville, S.C., which publishes 11 daily and 49 non-daily newspapers, owns and operates five television and five radio stations, operates more than 125 cable television franchises in five states, monitors approximately 58,000 security alarm subscribers, and produces and syndicates quality television programming including DONAHUE, SALLY JESSY RAPHAEL, JERRY SPRINGER and RUSH LIMBAUGH, The Television Show.


Contact:  Markeeta McNatt
          Vice President
           Investor Relations & Corporate Communications
          (803) 298-4819


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